O’Melveny & Myers LLP 400 South Hope Street 18th Floor Los Angeles, CA 90071-2899	T: +1 213 430 6000 F: +1 213 430 6407 omm.com

July 25, 2017		John-Paul Motley D: +1 213 430 6100 jpmotley@omm.com

Jay Ingram

Legal Branch Chief

Office of Manufacturing and Construction

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:                             Willdan Group, Inc.

Registration Statement on Form S-3

Filed April 18, 2017

File No. 333-217356

Form 10-K for Fiscal Year Ended December 30, 2016

Filed March 10, 2017

File No. 001-33076

Dear Mr. Ingram:

On behalf of Willdan Group, Inc., a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) in your letter dated May 15, 2017 (the “Comment Letter”) regarding the above referenced Registration Statement on Form S-3 (the “Registration Statement”) and Annual Report on Form 10-K for the fiscal year ended December 30, 2016 (the “Form 10-K”).

For your convenience, the Company’s responses below are numbered to correspond to the numbered paragraphs in the Comment Letter and we have repeated in italics each of the Staff’s comments prior to each response.

Century City  •  Los Angeles  •  Newport Beach  •  New York  •  San Francisco  •  Silicon Valley  •  Washington, DC

Beijing  •  Brussels  •  Hong Kong  •  London  •  Seoul  •  Shanghai  •  Singapore  •  Tokyo

Form 10-K for Fiscal Year Ended December 30, 2016

General

1.              Please be advised that you must clear any outstanding Staff comments on your Form 10-K for the year ended December 30, 2016 before you may request to accelerate the effectiveness of your registration statement.

Response:

The Company acknowledges the Staff’s comment and has confirmed that it will not request to accelerate the effectiveness of the Registration Statement until it has cleared all outstanding comments related to its Form 10-K for the year ended December 30, 2016.

Financial Statements

Note 2 - Summary of Significant Accounting Policies, page F-9

Principles of Consolidation, page F-9

2.              We note your disclosure stating that as of December 30, 2016 you had one variable interest entity that you consolidate since you are the primary beneficiary. We further note no discussion of this VIE in prior periodic reports. Please tell us the nature of and any changes in your involvement with this entity during 2016 in order to consolidate and expand your disclosure to provide the information required ASC 810-10-50, as applicable to you.

Response:

The variable interest entity (“VIE”) referred to in note 2 to the Company’s consolidated financial statements refers to Genesys Engineering P.C. (“Genesys”). The Company acquired  substantially all of the assets of Genesys on March 4, 2016 (the “Genesys Acquisition”). The Company did not acquire any of the capital stock of Genesys. However, in connection with the Genesys Acquisition, the Company entered into an administrative services agreement with Genesys pursuant to which the Company’s subsidiary, Willdan Energy Solutions, provides Genesys with ongoing administrative, operational and other non-professional support services. As a result of the administrative services agreement and the Genesys Acquisition, the Company has the power to direct the activities that most significantly impact the performance of Genesys, in addition to being obligated to absorb expected losses or receive benefits from Genesys. Accordingly, the Company appropriately accounts for Genesys as a VIE in accordance with ASC 810.

The Company believes that it complied with the disclosure requirements of ASC 810-10-50 in its Form 10-K for the fiscal year ended December 30, 2016. The Company will enhance its disclosures in future filings by referencing Genesys as the VIE, including a cross reference to its discussion of the acquisition of Genesys and removing references to a joint venture.

The Company did not have any VIE’s in fiscal year 2015 or fiscal year 2014.

Note 3 - Business Combinations, page F-18

3.              We note your disclosure stating that, on March 4, 2016, you acquired substantially all of the assets of Genesys Engineering P.C. for approximately $15.1 million. Please tell us what consideration you gave to the financial statement and pro forma financial information requirements in Regulation S-X for this acquisition, and provide us with your significance tests. In this regard we note the purchase price represents approximately 21% of your consolidated assets as of January 1, 2016.

Response:

The Company believes that the Genesys Acquisition was not significant for purposes of Rule 3-05 of Regulation S-X because the Company performed the significance tests outlined in Rule 1-02(w) using pro forma financial information for the fiscal year ended January 2, 2015 (“Fiscal 2014”) rather than the Company’s historical financial information for the fiscal year ended January 1, 2016 (“Fiscal 2015”), and the purchase price for the Genesys Acquisition, calculated at the time of the Genesys Acquisition and excluding remote adjustments, did not exceed the 20% threshold for any of the tests using such pro forma Fiscal 2014 financial information, as shown on Exhibit A attached hereto.

On March 4, 2016, the date on which the Genesys Acquisition was completed, the Company had not yet filed its Annual Report on Form 10-K or completed its financial statements for Fiscal 2015. Accordingly, pursuant to Section 2025.2 of the Division of Corporation Finance’s Financial Reporting Manual (the “FRM”), the Company elected to use its audited financial statements for Fiscal 2014 as the basis for evaluating the significance of the Genesys Acquisition. Then, as permitted by Section 2025.3 of the FRM, the Company elected to use pro forma financial information for Fiscal 2014 that gave effect to two significant business acquisitions completed during Fiscal 2014, as if each acquisition had been completed on the first day of Fiscal 2014 (the “Fiscal 2014 Pro Forma Financial Statements”).1 The Company’s Fiscal 2014 Pro Forma Financial Statements are attached as Exhibit B hereto.

The Staff notes that the final purchase price, after working capital and tax adjustments, of $15.1 million for the Genesys Acquisition represented approximately 21% of the Company’s consolidated assets as of January 1, 2016. However, the purchase price for Genesys as of March 4, 2016 was $12.6 million, subject to post-closing working capital and tax adjustments. The purchase price of $12.6 million represented approximately 18.2% of the Company’s consolidated assets reflected in the Fiscal 2014 Pro Forma Financial Statements and, although the Company considered the potential for working capital and tax adjustments when calculating the significance tests outlined in Rule 1-02(w), it viewed the likelihood of a working capital or tax adjustment greater than $1,221,569 (which would have resulted in the investment test exceeding 20%) to be remote. Accordingly, pursuant to the Note to Section 2015.5 of the FRM, the Company did not consider a working capital adjustment of this magnitude for purposes of the purchase price used for the investment test calculation.

1  On January 15, 2015, the Company completed the acquisitions of Abacus Resource Management Company (“Abacus”) and 360 Energy Engineers, LLC (“360 Energy”) (collectively, the “Prior Acquisitions”). The Prior Acquisitions were reported on the Company’s Current Report on Form 8-K on January 21, 2015. Each of the Prior Acquisitions was determined to be significant under Rule 1-02(w) and, accordingly, the financial statements of Abacus and 360 Energy and pro forma financial information of the Company were filed on the Company’s Current Report on Form 8-K/A on March 27, 2015. Because the Company used its Fiscal 2014 financial statements as the basis for evaluating the significance of the Genesys Acquisition, the Company elected, as permitted by Section 2025.3 of the FRM, to use its Fiscal 2014 financial statements after giving effect to the Prior Acquisitions, as if each had occurred on December 28, 2013.

The Company later determined that it would recognize an unexpectedly large working capital adjustment after it completed its preliminary purchase price allocation. The Company reflected this purchase price adjustment in its Quarterly Report on Form 10-Q filed on May 6, 2016 and reported a preliminary total purchase price for the Genesys Acquisition of $14.8 million, reflecting a net working capital and tax adjustment of $2.2 million in favor of Genesys.

Six months after the consummation of the Genesys Acquisition, and after negotiations with the sellers in the Genesys Acquisition, the Company and the sellers agreed to a final net working capital and tax adjustment amount of approximately $2.5 million in favor of Genesys. This adjustment increased the purchase price for the Genesys Acquisition to approximately $15.1 million, which was reported in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2016 and the Company’s Annual Report on Form 10-K for the fiscal year ended December 30, 2016. While this final working capital and tax adjustment resulted in a final purchase price for the Genesys Acquisition that exceeded 20% of the Company’s assets reflected in its Fiscal 2014 Pro Forma Financial Statements, the Company believes that it appropriately considered only non-remote potential working capital adjustments when evaluating significance in March 2016 and therefore determined, in accordance with Regulation S-X and guidance provided in the FRM, that the Genesys Acquisition was not significant at that time.

Note 8 - Accrued Expenses, page F-26

4.              Tell us the nature of your unvouchered accounts payable balance, why it has significantly increased during 2016 and the three months ending March 31, 2017 and how you considered Rule 5-02.20 of Regulation S-X.

Response:

The Company notes for the Staff that its unvouchered accounts payable for the fiscal year ended December 30, 2016 (“Fiscal 2016”) and the first three months ended March 31, 2017 (“First Quarter 2017”) related entirely to the Company’s subcontracted services, and represented accrued subcontractor costs that were incurred during the period of the respective reports but for which an invoice had not been received within the reporting period. In Fiscal 2016, the Company’s unvouchered accounts payable increased by approximately $5.0 million compared to Fiscal 2015, primarily due to an increase in the Company’s use of subcontracted services as a result of the Genesys Acquisition in March 2016. In First Quarter 2017, the Company’s unvouchered accounts payable increased by approximately $6.7 million compared to Fiscal 2016, primarily because of subcontractor services related to a new client contract executed in First Quarter 2017 for which an invoice had not been received. The Company’s increased use of subcontractors during these periods was disclosed and discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations” in both the Company’s Annual Report on Form 10-K for the fiscal year ended December 30, 2016 (the “2016 Form 10-K”) and the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2017 (the “Q1 2017 Form 10-Q”). In future periodic reports, the Company will clarify the nature of this line item by renaming it as “Accrued subcontractor costs.”

The Company respectfully advises the Staff that it considered Rule 5-02.20 of Regulation S-X when preparing the 2016 Form 10-K and the Q1 2017 Form 10-Q. In each such periodic report, as permitted by Rule 5-02.20 of Regulation S-X, the Company separately stated in its Notes to the Consolidated Financial Statements the applicable period-end balance of its unvouchered accounts payable.

*****

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (213) 430-6100 or jpmotley@omm.com with any questions or comments regarding this letter.

Sincerely,

/s/ John-Paul Motley

John-Paul Motley
of O’MELVENY & MYERS LLP

cc:                                Stacy B. McLaughlin, Chief Financial Officer, Willdan Group, Inc.

Exhibit A

Significance Tests

Pre-Tax Income Test

Willdan Group, Inc. FY 2014 Pro Forma Income before Income Taxes	$9,553,971
Genesys FY 2014 Income before Income Taxes	$1,762,065
Significance	18.4%

Investment Test

Willdan Group, Inc. Pro Forma Assets as of January 2, 2015	$69,107,843
Genesys Purchase Price(1)	$12,600,000
Significance	18.2%

(1) As discussed above, the Genesys purchase price was later adjusted upwards, finally settling at $15.1 million nearly six months after the consummation of the Genesys Acquisition.

Asset Test

Willdan Group, Inc. Pro Forma Assets as of January 2, 2015	$69,107,843
Genesys Assets as of December 31, 2014	$7,824,021
Significance	10.8%

Exhibit B

Pro-Forma Financial Statements

(Attached)

WILLDAN GROUP, INC.

UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATION INFORMATION

	Fiscal Year 2014	360 Pro Forma Adjustment	Abacus Pro Forma Adjustment	Combined Pro Forma FY 2014

Contract revenue	$108,080,000	$11,859,428	$10,241,925	$130,181,353
Income (loss) before income tax expense	8,426,000	972,986	154,986	9,553,972
Income tax expense (benefit)	(990,000)	—	—	(990,000)
Net income (loss)	$9,416,000	$972,986	$154,986	$10,543,972

WILLDAN GROUP, INC.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET INFORMATION

	January 2, 2015	360 Pro Forma Adjustment	Abacus Pro Forma Adjustment	Combined Pro Forma Jan 2, 2015
Assets
Current assets:
Cash and cash equivalents	$20,371,000	$(2,875,000)	$(2,733,957)	$14,762,043
Accounts receivable, net of allowance for doubtful accounts of $662,000 and $385,000 at January 2, 2015 and December 27, 2013, respectively	13,189,000	—	1,580,000	14,769,000
Costs and estimated earnings in excess of billings on uncompleted contracts	12,170,000	—	—	12,170,000
Other receivables	208,000	—	—	208,000
Prepaid expenses and other current assets	2,244,000	36,000	—	2,280,000
Total current assets	48,182,000	(2,839,000)	(1,153,957)	44,189,043
Equipment and leasehold improvements, net	1,384,000	85,000	114,000	1,583,000
Goodwill	—	10,773,000	4,575,000	15,348,000
Other intangible assets, net	—	1,894,000	991,800	2,885,800
Other assets	535,000	4,400	4,600	544,000
Deferred income taxes, net of current portion	4,558,000	—	—	4,558,000
Total assets	$54,659,000	$9,917,400	$4,531,443	$69,107,843